P.E. 1/31/02



02013406



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

937966

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: February 5, 2002

By: ______________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

Exhibits

"Numerical Technologies to license ASML MaskTools ' Patented Scattering Bar Technology," dated January 15, 2002.

"SMIC Selects Multiple I-line and Deep UV Step & Scan Systems from ASML to Equip New Foundry in China," dated January 17, 2002.

ASML Annual Results 2001: Analysts Presentation, dated January 17, 2002.

ASML MaskTools, Inc. Contacts:
Keith Gronlund – Marketing Communications +1.408.855.0508 – Santa Clara, California, USA
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Frankl D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

Numerical Technologies Contacts:
Susan Lippincott – Group Director, Corporate Marketing, Numerical Technologies +1.408.273.4474 – San Jose, California, USA
Jane Evans-Ryan – Account Director, MCA +1.650.968.8900 – Mountain View, California, USA

NUMERICAL TECHNOLOGIES TO LICENSE ASML MASKTOOLS' PATENTED SCATTERING BAR TECHNOLOGY

Numerical is first external company to resell manufacturing license for ASML MaskTools' scattering bar technology

SAN JOSE, Calif., Jan. 15, 2002—ASML MaskTools, Inc. ("MaskTools") (Euronext Amsterdam N.V. and Nasdaq: ASML) and Numerical Technologies, Inc. (Nasdaq: NMTC) today announced that they have entered into a licensing agreement that will provide semiconductor manufacturers with easier access to subwavelength manufacturing solutions that incorporate MaskTools' patented scattering bar technology. Under the agreement, Numerical gains the rights to provide software solutions that incorporate scattering bar technology, and becomes the first external licensing partner to directly offer a scattering bar production license to semiconductor manufacturers on behalf of MaskTools.

"Scattering bar technology complements our offering of subwavelength manufacturing solutions very well," stated Atul Sharan, senior vice president of marketing and business development at Numerical Technologies. "We are committed to providing our customers with a complete portfolio of solutions that will enable them to successfully produce subwavelength silicon with maximum yield and minimum impact to their design-to-silicon flow. Scattering bars are a valuable addition to this portfolio."

"Numerical's decision to license our technology for implementation in their software products is a clear endorsement of the growing adoption and use of scattering bars across the industry," stated Dinesh Bettadapur, president and CEO of MaskTools. "With their market penetration and production technology licensing experience, they are well positioned to further the adoption of scattering bars by semiconductor manufacturers."

By enabling the design of sub-resolution features on a photomask, MaskTools' scattering bar technology can enlarge the process latitude and increase the manufacturing yields for integrated circuits with 180-nm feature sizes and below. These sub-resolution features also increase the depth of focus of the imaging process in the wafer fab. Scattering bar technology may be used in conjunction with Numerical's proprietary phase-shifting technology, which is rapidly gaining adoption as semiconductor companies extend the life of optical lithography well beyond the subwavelength barrier.

About ASML:
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. For more information, visit: www.asml.com

About ASML MaskTools:
ASML MaskTools, Inc. is an ASML company based in Santa Clara, Calif. The company provides optical extension solutions to the semiconductor industry. These solutions are delivered through a variety of software and analytical products and through an experienced applications engineering team. Optical extension technologies enhance photolithography process latitude, thereby improving IC yields in manufacturing. These technologies are becoming essential as optical lithography is continuing to be used for volume IC manufacturing below the wavelength of the exposure light source. For more information on MaskTools' products and services, contact the company by calling (408) 855-0500 or visit their website at www.masktools.com

Note to Editors: MaskTools MaskRigger, EBView, LineSweeper, and SoftScan are registered trademarks of ASML MaskTools. LithoCruiser and DSM are trademarks.

About Numerical Technologies:
Numerical Technologies, Inc. (Nasdaq: NMTC), ranked as one of the 100 fastest growing technology companies by Forbes ASAP and the number one best small electronics company in Electronic Business, develops and markets proprietary technology, software tools and services that enable the semiconductor industry to produce subwavelength integrated circuits, i.e., integrated circuits with components smaller than the wavelength of light used to create circuit patterns on silicon. Numerical's products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient semiconductors using available manufacturing equipment. Numerical's customers include the world's leading semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com

Safe Harbor Numerical:
This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the state of demand from the semiconductor industry, and the semiconductor industry's continued investment in subwavelength technology. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks include competitive conditions, business and economic conditions that affect the growth of the semiconductor industry, the rate of adoption of Numerical's technology by the semiconductor industry, litigation related to intellectual property or other issues, and Numerical's ability to protect Numerical's intellectual property rights. For more information about potential factors, which could affect Numerical's financial results, please refer to the 10-K filed on March 27, 2001 and other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's Web site at http://www.sec.gov/ . Numerical may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Numerical does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of Numerical.

Safe Harbor ASML:
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the matters discussed in this news release that may be considered forward-looking statements are be subject to risks and uncertainties that could cause the actual results to differ materially from those projected These include uncertainties in market demand, pricing competition, our ability to realize procurement and manufacturing efficiencies, and other risks detailed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release.

Contacts:
Tom McGuire – Corporate Communications +31.40.268.5758
Mark Bigelow – Marketing Communications +1.480.383.4475 – Tempe, Arizona, USA
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

SMIC SELECTS MULTIPLE I-LINE AND DEEP UV STEP & SCAN SYSTEMS FROM ASML TO EQUIP NEW FOUNDRY IN CHINA

VELDHOVEN, The Netherlands, January 17, 2002 – ASML today announced it was selected by Semiconductor Manufacturing International Corporation (SMIC) to supply lithography systems for SMIC's new foundry operation in PuDong, Shanghai, China. SMIC ordered deep UV and i-line Step & Scan systems from ASML initially to begin to fully equip its two foundry fabs in Shanghai. These first systems, already installed in one fab, mark the beginning of business transactions between the two companies.

The first commercial foundry in China, SMIC is expected to produce more than 85 thousand wafers per month when it reaches full production, and bring current generation technology to provide its customers with a full turnkey integrated circuit solution. SMIC has plans to eventually expand its facility to more than six fabs in Shanghai and work with major semiconductor companies worldwide.

"We are pleased to acquire both the i-line and DUV scanners for our new foundry in Shanghai. ASML's proven products will certainly make our ramp-up job easier because our people are familiar with them," said Richard Chang, president and chief executive officer of SMIC.

"The selection of multiple systems by a first-time customer demonstrates the acceptance that we have earned in the emerging Chinese market," said Dave Chavoustie, executive vice president of sales for ASML. "ASML's Step & Scan systems deliver high productivity, low cost of ownership, and extendibility, making them tools of choice for versatile foundry operations."

ASML maintains a service office and a bonded warehouse close to its customers in Shanghai, which provides SMIC with continuing after-sales support.

About ASML:

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits.

Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. For the first half of 2001 the company reported net sales of over EUR 1 billion and employs approximately 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

###

ASML Annual Results 2001

17 Jan 2002
Analysts Presentation

Click here to start

investor.relations@asml.com

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

ASML Annual Results 2001

President & CEO

Executive Vice President Finance & CFO

Veldhoven, the Netherlands

January [illegible], 2002

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"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission


ASML

Slide 2 of 41

Agenda

- Market environment and macro-economic situation
- ASML achievements
- Financial performance
- Ready for the upturn


ASML

Agenda

- [illegible]
- ASML achievements
- Financial performance
- Ready for the upturn


ASML

[illegible]

- Collapsing stock markets — Less money to spend
- [illegible] — Less demand of electronics
- [illegible] — No need for more equipment
- [illegible] — Lower disposable income
- [illegible] — No need for [illegible]
- [illegible] — [illegible]




Downturn worst in history
Worldwide IC sales and YoY growth
ASML




450
400
350
300
250
200
50
0
2000
2001
2002
2003
2004
ASML


equipment bookings not improving
3500
3000
2000
1000
500
1.4
1.2
Jan 97
Jan 98
Jan 02
ASML


Semiconductor capital equipment sales
100%
80%
60%
40%
20%
0%
-20%
-40%
1997
1999
2002


ASML


Lithography capital equipment sales
100%
80%
60%
40%
20%
0%
-20%
-40%
1995
1996
1997
1999
2003


ASML


Forecast
Others
ASML
ASML


100%
60%
50%


ASML


U.S. consumer confidence recovering?
U.S. consumer confidence index (1985=100)
ASML



Positive signs

- PC upgrades driven by Windows XP and P4
- Home entertainment (game consoles, DVD)
- Wireless LAN drives upgrades in enterprises and home
- Silicon opportunities in storage and digital media


ASML

Agenda

- Market environment and macro-economic situation
- Financial performance
- Ready for the upturn


ASML

ASML 2001: Major achievements

- Record new product introductions
- New customer wins
- Accelerated SVG integration


ASML

ASML 2001: Major achievements

New products

PAS 5500/300



Cost effective DUV 120 nm

TWINSCAN™ dual stage



Highest productivity in the world

PAS 5500/850



Workhorse in DRAM 110 nm

TWINSCAN™ AT:850



PAS 5500/1100



TWINSCAN™ AT:1100



Champion in high-end microprocessors and logic


ASML

Time to market
Effects of device shrink

1998

Design rule, µm 0.35 0.25

Chips per wafer 187 306

1999

Design rule, µm 0.25 0.20

Chips per wafer 406 583



2000

Design rule, µm 0.175 0.15

Chips per wafer 1,028 1,400

2001 & beyond



Design rule, µm 0.13 0.11 0.10

Chips per wafer 1,680 2,200 2,800

- Advanced imaging technology has allowed circuit density to increase faster than manufacturing costs
- Cost per function has fallen, despite increased cost of manufacturing a silicon wafer

ASML



Time to market
1,000,000,000
100,000,000
10,000,000
1,000,000
100,000
10,000
1,000
Pentium® Processor
8086
1970
1980
1990
2000
2010
ASML

ASML 2001: Major Achievement

Technology innovations as economy drivers

Lithography as enabler for new IC applications

- Record time to market
- Technology leadership
- Volume manufacturing solutions
- Lowest cost per wafer

TWINSCAN™

1100	ArF
700 to 850	KrF
400	i-line

PAS 5500

			/700 /850	/1100	ArF
/[illegible]	/300		/500 /700 /750	/800 /850	KrF
/60 /80	/100 /200	/250	/400		i-line



ASML 2001: Major Achievements

New customer wins

- TI
- Infineon
- SMIC
- DongBu
- Others


ASML


More than 50% of the top chip makers are ASML customers
Samsung
Lucent Technologies
IBM
Hitachi
NEC
Mitsubishi
Sharp
Toshiba
Sony
Matsushita


ASML

SVG Merger: Strategic rationale more valid than ever

	Oct 2000	Jan 2002
Technology	Leading edge technology for lithography Wafer track opportunity	Catadioptric design vital for 157 nm Integrated imaging solutions
People	Additional R&D capabilities	Accelerated 157 nm and EUV program
Market	Access SVG customer base for future sales	Gained significant momentum at mutual customer base
Industrial	Manufacturing capabilities in the U.S. Dual supplier opportunity	Actions in place to prepare for TWINSCAN™ module manufacturing Extended supply chain



ASML 2001: Major Achievements

SVG Integration: What has happened?

- In Q1 2001 the semiconductor market collapsed
- As a consequence, the integration and rightsizing of the organization was accelerated
- Restructuring was executed


ASML

Cost benefits analysis


Costs from restructuring
400
300
200
100
0


Cash savings from restructuring
70
60
50
40
30
20
10
0
2002

Cash
Labor
Non-cash
Capital and R&D
Facilities



Agenda

- Market environment and macro-economic situation
- ASML achievements
- Ready for the upturn




Total
3063
1326
587
302
ASML


Lithography systems
Japan
ROW
USA
35%
Europe
Korea
Taiwan
Track and Thermal
Japan
USA
Europe
Taiwan
22%
Total
Japan
4%
ROW
USA
Europe
Korea
Taiwan
ASML


Lithography systems
Japan
5%
USA
ROW
Europe
16%
Korea
Taiwan
Track and Therma.
Japan
USA
34%
ROW
Europe
Taiwan
22%
Total
Japan
4%
ROW
15%
USA
Europe
15%
Korea
Taiwan
15%
ASML


250
200
150
50
0
54
97
77
149
229
-49
-20
2000
ASML

Overview of historical financials ASML consolidated
[illegible]

	2000	2001	2001 1H	2001 2H
Net Sales	3,063	1,844	1,015	829
Gross Profit	1,220	52	282	(230)
Gross Profit (%)	39.8	2.8	27.7	(27.7)
Gross Profit excl restr	NA	518	338	180
Gross Profit excl restr %	NA	28.1	33.3	21.8
R&D Net Costs	367	408	197	211
SG&A Costs	313	280	159	120
[illegible] Costs	0	58	53	5
Net Income	378	(479)	(96)	(383)


ASML

Overview of historical financials ASML segment reporting (in M€)

	2000		2001 1H		2001 2H	
	Litho	Thermal /Track	Litho	Thermal /Track	Litho	Thermal /Track
Net Sales	2,633	430	811	205	744	85
Gross Profit	1,081	139	230	52	(215)	(15)
Gross Profit (%)	41.1	32.3	28.4	25.2	(28.9)	(17.6)
Gross Profit excl. restr.	NA	NA	286	52	183	(3)
Gross Profit excl. restr. %	NA	NA	35.3	25.2	24.6	(3.1)
R&D Net Costs	302	65	164	33	167	44
SG&A Costs	247	66	129	30	108	12
M&A Costs	0	0	41	11	4	1
Net income	381	(3)	(79)	(17)	(335)	(48)



Overview of historical financials

Segment reporting details

	2000 1H	2000 2H	2001 1H	2001 2H
Total units shipped	207	248	120	77
Used systems shipped	21	32	12	5
ASP Lithography systems new (M€)	5.8	6.0	5.9	8.1
Gross margin %	41.5	43.6	30.4	-42.7
Gross margin % excl. restructuring	41.5	43.6	38.9	24.6


ASML

Overview of historical financials
Segment reporting details
Thermal & Track

	2000 1H	2000 2H	2001 1H	2001 2H
Total units shipped (Thermal & Track)	Combined	Combined		
Thermal	154	188	87	24
Track			43	9
ASP Thermal (M€)	0.8	1.1	1.2	1.6
ASP Track (M€)			1.0	1.0
Gross margin % Thermal	20.2	26.7	21.7	5.9
Gross margin % Track			8.0	(49.3)


ASML

First Previous Next Last Index


Total employees ASML per region
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Europe USA
Asia
8123
ASML

Balance sheets

Amounts in Millions of €	Dec 31, 2000		Dec 31, 2001	
ASSETS				
Cash and cash equivalents	984	28%	911	25%
Accounts receivable, net	927	27%	570	16%
Inventories, net	828	24%	869	24%
Other assets	176	5%	568	16%
Plants and equipment	498	15%	673	18%
Intangible fixed assets	20	1%	18	1%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
LIABILITIES and SHAREHOLDERS' EQUITY				
Current liabilities	777	22%	828	23%
Long term debts	869	25%	1,555	43%
Shareholders' equity	1,666	49%	1,226	34%
Minority interest	121	4%		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



Agenda

- Market environment and macro-economic situation
- ASML achievements
- Financial performance


ASML

Ready for the upturn

- New TWINSCAN factory ready and in production
- Sufficient capacity in place for upturn
- Supply base extended to U.S.
- Lead-time reduction program
- Cost reduction / break-even point
- 157 nm development


ASML


Ready for the upturn
Cycle time reduction in production
PAS 5500
Source: ASML
ASML



Summary

- We are taking advantage of the semiconductor industry downturn investing in a strong R&D pipeline to increase our technology leadership position
- ASML introduced and shipped more new and leading edge technology in 2001 than ever in our history
- We expanded our technology and market leadership with success among existing and new customers
- ASML, with new products and increased customer focus, will prosper and outperform in the upturn




ASML